

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2023

Deana McPherson
Executive Vice President and Chief Financial Officer
Smith & Wesson Brands, Inc.
2100 Roosevelt Avenue
Springfield, MA 01104

> **Re: Smith & Wesson Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2022**
> **Form 10-Q for the quarterly period ended October 31, 2022**
> **Response dated March 10, 2023**
> **File No. 001-31552**

Dear Deana McPherson:

We have reviewed your March 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February, 28, 2023 letter.

Form 10-K for the Fiscal Year Ended April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

1.   We note your response to comment 1 and have the following comments:

   • Please confirm that when you describe two or more business reasons that contributed to a material change in any financial statement line item between periods, you will quantify, where possible, the extent to which each change contributed to the overall change in that line item.

   • In regards to your sales fluctuations, explain to us in greater detail why you are not able to quantify changes attributable to prices and volumes. In doing so, clarify if certain price and/or volume information is not available or not provided at a certain level of specificity. If you conclude such information is not calculable, quantify the price and volume information that is determinable, such as material product line discontinuations, and better describe the relative significance of the factors impacting sales fluctuations.

You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing